FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2008

UNILEVER PLC
 (Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       UNILEVER PLC

                                                                                                                      /S/ S H M A Dumoulin
                                                                                                                      By  S H M A Dumoulin
                                                                                                                      Secretary

Date: 30 June, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to London Stock Exchange dated 30 June, 2008
                                              Total Voting Rights

Exhibit 99

Unilever PLC
Total Voting Rights and Capital

In accordance with the FSA’s Disclosure and Transparency Rule 5.6.1, Unilever PLC (“the Company”) hereby notifies the market of the following:

The Company’s issued share capital as at 30 June 2008 consists of  1,310,156,361 Ordinary shares of 3 1/9p each with voting rights, of which 14,041,215 Ordinary shares are held in Treasury.

The total number of voting rights in the Company is therefore 1,296,115,146 , which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC shares under the FSA's Disclosure and Transparency Rules.

S. H. M. A. DUMOULIN
Group Secretary

30 June 2008